Exhibit 11.1


            WINN-DIXIE STORES, INC. AND SUBSIDIARIES

               COMPUTATION OF EARNINGS PER SHARE
           Dollars in thousands except per share data


      For the 40 Weeks Ended               April 2, 1997   April 3, 1996

Average number of shares outstanding         150,554,875     151,491,280

Net earnings                       $             152,062         181,589

Earnings per share                 $                1.01            1.20